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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 24, 2003
(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 21, 2002 (File No. 333-81862) and our Registration Statement on Form S-8 as filed with the Commission on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosures: Press release announcing Novartis AG's full year 2002 annual results, dated January 23, 2003

Novartis International AG Novartis Communication CH-4002 Basel Switzerland Tel +41 61 324 2200 Fax +41 61 324 3300 Internet Address: http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

PRESS CONFERENCE: 10.00 CET on Internet www.novartis.com
Phone-in: +41 91 610 56 00 (UK: +44 207 866 41 11)

Novartis meets full-year double-digit sales growth objective with strong operating performance in 2002

  •
  Group sales up 11% in local currencies (2% in CHF) thanks to strong volume growth in Pharmaceuticals and Generics

  •
  Pharmaceuticals consistently outperforms industry average in all major markets throughout 2002, delivering sales growth of 13% in local currencies (4% in CHF), driven by the cardiovascular and oncology franchises

  •
  Dynamic growth in Generics (+25% in local currencies) produced by geographic expansion and successful launches

  •
  Group operating income climbs 8% on the back of strong top-line growth and enhanced productivity

  •
  Net income up 4% due to strong operating performance and a very satisfactory level of financial income amid adverse market conditions

  •
  Earnings per share rise 7% based on higher income and a reduction in the number of shares (share repurchase program)

  •
  Free cash flow after dividend payment up 10%

  •
  Switch to reporting in US dollars anticipated in the first quarter of 2003

Consolidated key figures

Full year

	2002			2001		% Change
	USD m	CHF m	% of sales	CHF m	% of sales	CHF	local currencies

Sales	20 911	32 412		31 643		2	11
Operating income	5 088	7 887	24.3	7 277	23.0	8	10
Net income	4 718	7 313	22.6	7 024	22.2	4

	USD	CHF		CHF
Earnings per share/ADS	1.88	2.91		2.73		7

					% Change
Number of employees		72 877		71 116		2

All USD figures are convenience translations of CHF into USD at a rate of 1.55. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

All product names appearing in italics are registered trademarks of the Novartis Group. Norvasc®, Baycol®, and Augmentin® are registered trademarks of Pfizer, Bayer and GlaxoSmithKline, respectively.

Fourth quarter

	2002			2001		% Change
	USD m	CHF m	% of sales	CHF m	% of sales	CHF	local currencies

Sales	5 268	8 165		8 259		-1	9
Operating income	1 270	1 968	24.0	1 924	23.3	2	4
Net income	1 103	1 710	20.9	1 612	19.5	6

	USD	CHF		CHF
Earnings per share/ADS	0.45	0.69		0.63		10

Basel, 23 January 2003—Commenting on the Group's 2002 full-year results published today, Dr. Daniel Vasella, Chairman and CEO of Novartis, said: "We are pleased to report record results for the sixth consecutive year since Novartis was created. In 2002, virtually all of our businesses grew ahead of the market, gaining market share amid economic uncertainty and volatility. The continued strategic focusing of our business produced strong sales and operating performance. In our core Pharmaceuticals business, we strengthened our leadership, particularly in our cardiovascular and oncology franchises. Several innovative products were introduced, including Zelnorm, an innovative medicine for irritable bowel syndrome, and Elidel, a steroid-free cream for treating eczema. In addition, we gained further indications for Diovan, Zometa and Gleevec/Glivec, our breakthrough cancer drug that has brought new hope to patients and families. And, investing in the discovery of future medicines to sustain our growth, we created the Novartis Institute for Biomedical Research in Cambridge, Massachusetts."

Group sales up 11% to CHF 32.4 billion (USD 20.9 billion)

Group sales grew 11% in local currencies (2% in CHF), driven by strong volume increases, especially in Pharmaceuticals and Generics. Ten percentage points of sales growth came from volume expansion and a further 1 percentage point from price increases. This more than offset the negative currency impact of 9 percentage points due to the prevailing strength of the Swiss franc, which squeezed sales growth in CHF to 2%. In US dollars, Group sales soared 11% to USD 20.9 billion, reflecting increases in local currencies of 13% in Pharmaceuticals and 25% in Generics, the main contributors.

Operating income rises 8% to CHF 7.9 billion (USD 5.1 billion)

Productivity gains and improvements in the product mix led to a reduction in the cost of goods sold. A reduction was also achieved in General & Administration costs. On the other hand, investments were stepped up in line with sales both in Marketing & Distribution, to support product launches, and in Research & Development. As a result, operating income increased overproportionately, climbing 8% in Swiss francs to CHF 7.9 billion (USD 5.1 billion), with a substantial gain in operating margin of 1.3 percentage points to 24.3%.

Net income up 4% to CHF 7.3 billion (USD 4.7 billion)

The strong operating performance together with an attractive level of net financial income (CHF 949 million; USD 612 million), achieved in a difficult financial environment, lifted full-year net income 4% in Swiss francs to CHF 7.3 billion (USD 4.7 billion).

On the basis of the good 2002 performance, a dividend increase of 6% to CHF 0.95 per share will be proposed to the shareholders' AGM.

Outlook 2003 (barring any unforeseen events)

Novartis expects dynamic sales growth to continue in 2003 as it continues to focus on its core Pharmaceuticals business and key therapeutic areas.

An aggressive investment strategy will be pursued to sustain high-level growth. Pharmaceutical Research investments are projected to increase by more than 20% in 2003 and overproportionately to sales. This is expected to lead to a decrease in Pharmaceuticals' operating margin in 2003.

Despite the higher investments in Research and a lower anticipated level of financial income due to the challenging economic environment, both operating and net income are expected to exceed the previous year's levels, barring any unforeseen events.

As previously announced, the Group foresees reporting its financial results in US dollars beginning with the first quarter results in 2003. This reflects the continued increasing strategic importance of the US to Novartis' business.

Sales by division and business unit

Full year

	2002		2001		% Change
	USD m	CHF m	CHF m		CHF	local currencies

Pharmaceuticals	13 550	21 002	20 181		4	13

Generics	1 812	2 809	2 433		15	25
OTC	1 522	2 359	2 538	(1)	-7	-1
Animal Health	626	971	962		1	10
Medical Nutrition(2)	715	1 109	1 115	(1)	-1	4
Infant & Baby	1 339	2 075	2 227	(1)	-7	3
CIBA Vision	1 137	1 762	1 787		-1	6

Consumer Health (ongoing)	7 151	11 085	11 062		0	6
Divested Health & Functional Food activities	210	325	400

Consumer Health	7 361	11 410	11 462		0	7

Total	20 911	32 412	31 643		2	11

(1)
Sales in 2001 have been reduced by CHF 129 million (USD 83 million) in OTC, CHF 50 million (USD 32 million) in Medical Nutrition and CHF 216 million (USD 139 million) in Infant & Baby, with a corresponding reduction in Marketing & Distribution expenses, to reflect a change in the classification of certain sales incentives and discounts to retailers.
(2)
Including Nutrition & Santé.

Fourth quarter

	2002		2001		% Change
	USD m	CHF m	CHF m		CHF	local currencies

Pharmaceuticals	3 434	5 323	5 285		1	11

Generics	509	789	676		17	26
OTC	391	606	672	(1)	-10	-3
Animal Health	145	225	247		-9	2
Medical Nutrition(2)	170	263	275	(1)	-5	1
Infant & Baby	312	484	585	(1)	-17	-5
CIBA Vision	272	422	421		0	9

Consumer Health (ongoing)	1 800	2 789	2 876		-3	4
Divested Health & Functional Food activities	34	53	98

Consumer Health	1 834	2 842	2 974		-4	4

Total	5 268	8 165	8 259		-1	9

(1)
Sales in 2001 have been reduced by CHF 129 million (USD 83 million) in OTC, CHF 50 million (USD 32 million) in Medical Nutrition and CHF 216 million (USD 139 million) in Infant & Baby, with a corresponding reduction in Marketing & Distribution expenses, to reflect a change in the classification of certain sales incentives and discounts to retailers.
(2)
Including Nutrition & Santé.

Operating income by division and business unit

Full year

	2002			2001		Change
	USD m	CHF m	% of sales	CHF m	% of sales	in %

Pharmaceuticals	3 885	6 022	28.7	5 677	28.1	6

Generics	262	406	14.5	281	11.5	44
OTC	241	374	15.9	452	17.8	-17
Animal Health	93	144	14.8	138	14.3	4
Medical Nutrition(1)	4	6	0.5	87	7.8	-93
Infant & Baby	229	355	17.1	388	17.4	-9
CIBA Vision	118	183	10.4	174	9.7	5

Consumer Health (ongoing)	947	1 468	13.2	1 520	13.7	-3
Divested Health & Functional Food activities	139	216	—	-7	—	—

Consumer Health	1 086	1 684	14.8	1 513	13.2	11

Corporate income, net	117	181		87		108

Total	5 088	7 887	24.3	7 277	23.0	8

(1)
Including Nutrition & Santé.

Fourth quarter

	2002			2001
	USD m	CHF m	% of sales	CHF m	% of sales	Change in %

Pharmaceuticals	971	1 505	28.3	1 546	29.3	-3

Generics	73	113	14.3	72	10.7	57
OTC	77	119	19.6	174	25.9	-32
Animal Health	14	21	9.3	42	17.0	-50
Medical Nutrition(1)	-17	-27	—	15	5.4	—
Infant & Baby	41	64	13.2	101	17.3	-37
CIBA Vision	17	27	6.4	18	4.3	50

Consumer Health (ongoing)	205	317	11.4	422	14.7	-25
Divested Health & Functional Food activities	117	182		6

Consumer Health	322	499	17.6	428	14.4	17

Corporate income, net	-23	-36		-50		-28

Total	1 270	1 968	24.1	1 924	23.3	2

(1)
Including Nutrition & Santé.

Pharmaceuticals Division

Sales

The core Pharmaceuticals business posted double-digit sales growth throughout the year, gaining total market share in 2002. Overall, sales grew 13% (4% in CHF) to CHF 21.0 billion (USD 13.6 billion) over the full year and 11% (1% in CHF) in the fourth quarter, with dynamic momentum in the key cardiovascular and oncology businesses, where Diovan, Lotrel, Lescol, Gleevec/Glivec, Zometa and Sandostatin were the main growth drivers.

The introduction of Elidel and Zelnorm/Zelmac, a new strength of Lotrel, new indications for Zometa, Diovan, Visudyne, and Gleevec/Glivec and the increasing popularity of Lescol all contributed to lifting sales. In 2002, Novartis again achieved one of the highest numbers of key-market approvals in the pharmaceutical industry, with 11 registrations and 18 submissions in the US, EU and Japan.

In the key US market, sales grew 12%. Double-digit sales growth was also achieved in all other major regions led by Latin America (LATAM; +17%) and Japan (+15%) despite government mandated price decreases. In Europe, strong volume gains in Spain and France offset the effects of pricing pressures in several countries, mandatory generic substitution in Germany, and the effects of parallel imports both in Germany and the UK.

Operating income

Pharmaceuticals' operating income climbed 6% to CHF 6.0 billion (USD 3.9 billion). The cost of goods sold improved 1.2 percentage points of sales owing to product mix changes and productivity gains. Marketing & Distribution investments increased as a percentage of sales to support the US launches of Elidel and Zelnorm. Implementation of the new research strategy and the establishment of the new Cambridge facility to power future innovation led to a 4% increase in Research & Development investments, which were maintained at 17% of sales.

Highlights

Primary Care

In 2002, Diovan    (+49%, US: +40%; hypertension) became Novartis' best selling product ever, further extending its category leadership in the US to more than 35.5% of total prescriptions at the end of November. In the US, wholesaler inventories increased in the first half and returned to normal levels by the fourth quarter, which is reflected in the quarterly sales figures. Total prescriptions, however, grew consistently above 40% throughout the year, underlining the steady growth in demand for Diovan. Backed by the Val-HeFT study, Diovan became the first and only drug of its kind to be approved by the FDA for treating heart failure patients who are intolerant of ACE inhibitors. Novartis is seeking similar approvals in Europe and other markets. To complement the broad choice and flexibility for patients and physicians, a new higher dose (160/25) formulation of Co-Diovan was launched in the US in May.

Lotrel (US: +35%; hypertension) also extended its share of new prescriptions, supported by its positioning as the "go to" agent after ACE failure and by data from the LOGIC study showing that patients switched from Norvasc® experienced better blood-pressure control with less edema. A new dosage strength was launched in mid year and was well received by physicians and patients, reflecting the fact that 90% of Lotrel patients achieve their blood-pressure goal. Further new strengths were filed in December for FDA approval.

Lescol (+18%, US: +13%; cholesterol reduction) sales grew dynamically in Europe and strongly in other regions, reflecting the drug's particularly favorable risk/benefit profile and convenient XL extended-release formulation. US sales continued to grow in the fourth quarter, but less dramatically than in the comparative period of 2001, when patients switched to Lescol after the withdrawal of Baycol®. Following the publication of data showing that Lescol reduced the risk of serious cardiac events after surgery to unblock coronary arteries, a new indication in angioplasty patients was filed for regulatory approval in the US in August.

Lamisil (+4%, US: -3%; fungal infections) sales picked up towards the end of the year mainly in the US. Whilst the onychomycosis market segment is declining, Lamisil extended its share of both total and new prescriptions in the US oral antifungal segment to more than 80%.

Elidel (eczema) was launched in 13 countries, including the US, and completed the mutual recognition procedure in Europe. Sales reached CHF 148 million (USD 95 million). Within just six months, this highly effective, non-steroid cream became the number-one branded prescription treatment for eczema in the US, where it has now captured 8.6% of new prescriptions. Following its first European launch, in Denmark, Elidel captured a 9% value share of its segment within 10 weeks of launch.

Exelon (+26%, US: +28%; Alzheimer's disease) posted good sales growth and captured a further share both of new and total prescriptions in the US. New marketing initiatives are under way to counter increased competition in its fast-growing segment. Studies revealed that Exelon inhibits an additional enzyme (butyrylcholinesterase) that contributes to neurological dysfunction in Alzheimer's disease. As a result, an expanded labeling was approved in Europe to include the product's unique dual inhibition properties. An application to the FDA for the expanded labeling was recently filed.

Trileptal (+91%, US: +111%; epilepsy) continued to post good sales growth and outperform its segment. The increasing use as monotherapy for partial seizures, together with launches in Canada and Australia, and the publication of new data in October, all contributed to the product's success.

Zelnorm/Zelmac (constipation-prone irritable bowel syndrome) has now been launched in 28 countries and sales reached CHF 70 million (USD 45 million). After just three months on the US market, physicians are conservative in recognizing and diagnosing appropriate patients for Zelnorm. Novartis has initiated several programs to improve awareness and assist diagnosis.

Oncology

Novartis Oncology gained further market share and posted strong sales growth of 28% in local currencies (+19% in CHF). Novartis is one of the fastest growing top oncology companies in the world.

Gleevec/Glivec, (+303%, US: +103%;) for chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), continued to bring benefits to thousands of patients in more than 80 countries. Exceeding expectations, twelve-month sales topped CHF 953 million (USD 615 million), making it Novartis' fifth biggest product. Gleevec/Glivec has now been approved as first-line treatment in the US, EU and Switzerland, and major progress has been achieved on reimbursement, especially in the UK, Australia and New Zealand.

Zometa (bone metastases and complications of a broad range of cancers) achieved sales of CHF 758 million (USD 489 million), making it the most prescribed intravenous bisphosphonate for bone metastases. More potent and convenient than Aredia, Zometa has gained EU and US approvals for a broader range of cancer settings.

Sandostatin (acromegaly and carcinoid syndrome) continued to post substantial double-digit growth, with sales up 23% (US: +39%) to CHF 943 million (USD 608 million). Growth was driven by continued market penetration of the convenient, long-acting, once-a-month 'LAR' formulation.

Femara, the first-line therapy for advanced breast cancer in postmenopausal women, posted a 37% (US: +55%) rise in sales to CHF 271 million (USD 175 million).

Ophthalmics

Ophthalmics' sales rose 7% in local currencies (-1% in CHF), driven by Visudyne. Demand for other Ophthalmics brands increased although sales reflect a reduction in wholesaler inventories.

Visudyne (+27%, US: +19%; treatment in macular degeneration) sales reached CHF 443 million (USD 286 million) as growth continued in all regions. Visudyne therapy has now been approved in more than 65 countries for its main indication and in more than 45, including the EU, US and Canada, for additional indications. EU approval for use in occult age-related macular degeneration was granted in August, while positive data from four-year studies were presented in October, underlining the long-term benefits of Visudyne therapy.

Transplantation

Full-year sales decreased 4% in local currencies (-11% in CHF) as generic and branded competitor products continued to have only a limited impact on the Neoral franchise. This reflects the fact that Neoral is a critical dose drug and the importance physicians attach to avoiding fluctuations in drug concentrations in patients who are stable and doing well on the drug.

Sales of Neoral/Sandimmun (-5%; US: -12%), the cornerstone drug for immuno-suppression, were underpinned by market share gains in Japan, which partly offset price pressures, branded competition and generic erosion in other regions. Sandimmun, which contributes approximately 25% of the combined Neoral/Sandimmun franchise sales in the US, contended with a new generic competitor there in the third quarter. Nevertheless, after 31 months, generic competitors have eroded only 33% of Novartis' total US cyclosporin franchise, setting a benchmark industry-wide.

Simulect, the induction immunosuppressant designed to complement Neoral, posted a 21% rise in sales (US: +4%) following its successful launch in Japan and continued market segment share gains from established competitor brands in most regions.

Myfortic gained first approvals in Switzerland, Brazil, India, and Australia for preventing organ rejection in kidney transplantation.

Mature Products

On a comparable basis, the mature brands continued to report only a modest decline in overall sales as a result of focused investments on selected key products and markets.

Voltaren (-3%, US: -18%; anti-inflammatory) continued to compete well against generics and the COX-2 inhibitor class of drugs.

Cibacen/Cibadrex (antihypertensive) continued to deliver positive results as sales climbed 9% (US: 14%), mainly as a result of renewed external field-force support in the US.

Pipeline update

Prexige, (arthritis and pain), Novartis' COX-2 selective inhibitor, was filed in the US and EU in November as a 200 mg/day dose, for long-term use, and a 400 mg/day short-term dose. The TARGET trial is expected to provide information on the safety and tolerability of the high dose in long-term therapy. Final results are anticipated in mid 2004. In the rheumatoid arthritis indication, Novartis has started another pivotal trial, which will be required for approval in the US.

An amendment to the marketing application for Xolair (asthma treatment in development under an agreement between Novartis Pharma AG, Genentech, Inc. and Tanox, Inc.) was submitted in the US in December.

The Foradil Certihaler, a new-generation inhaler system for asthma patients, was submitted to regulatory authorities in the US and EU in December.

Starlix (diabetes) was also filed in the US in December for use in combination with rosiglitazone, a commonly used oral antidiabetic.

Certican, a novel drug that targets primary causes of chronic rejection in heart and kidney transplantation, was submitted for marketing approval in the EU in July and in the US in December.

Comtan (Parkinson's disease) was filed in the US in August for approval as a combination product with levodopa and carbidopa.

Clinical development (Phase II) programs were initiated for Zoledronic acid in the new indication of rheumatoid arthritis, RAD001 in rheumatoid arthritis, and SMC021, an oral formulation of Miacalcic (osteoporosis). FTY720A, the first lymphocyte homing agent that prevents acute rejection of transplants, is due to enter Phase III of clinical development in the first half of 2003. The Oncology projects ICL670 (chronic iron overload) and PTK787 (colorectal cancer) also moved into Phase III, whilst first positive clinical results from a pilot trial were reported for PKC412 in advanced phase acute myeloid leukemia.

Novartis is evaluating its options regarding the continued development of Iloperidone (schizophrenia), a project with Titan Pharmaceuticals, including the possibility of sublicensing the compound to another company.

LBL752, an investigational compound for diabetes, has been returned to the licensor, Dr. Reddy's Laboratories, whilst potential backup compounds continue to be evaluated as part of the collaboration.

Consumer Health Division

Generics

Sales

Generics posted dynamic sales growth of 25% in local currencies (15% in CHF) to CHF 2.8 billion (USD 1.8 billion), driven by increased volumes, while prices eroded by 1%. Acquired businesses added approximately 2% to sales growth. The overall performance was led by the US and Europe, supported by new product launches and expansion into new markets.

The retail generics franchise with finished forms achieved exceptionally strong gains with full-year sales climbing 35%, driven by a strong US performance and new product launches, in particular AmoxC, Geneva's generic version of the anti-infective Augmentin®. Sales growth was also fuelled by other new products, including mefloquine (malaria), nabumetone (inflammation), metformin (diabetes), fluoxetine (depression), lisinopril and lisinopril HCTZ (hypertension). In Europe, sales grew dynamically, especially in France, Italy and the Netherlands, owing to the success of newly launched products such as the ulcer treatment omeprazole.

The industrial generics franchise edged up 3% in local currencies from the previous year's high level of sales, driven by continued strong sales of bulk antibiotics and the penicillin franchise.

In November, Generics successfully completed its friendly takeover of Lek, Slovenia's leading drug-maker, for approximately CHF 1.3 billion (USD 0.8 billion). The acquisition opens up a leading position for Generics in the fast-growing Eastern European market.

Operating income

Operating income soared 44% to CHF 406 million (USD 262 million), fuelled by volume growth, productivity gains and new product launches. Although regional sales forces were expanded and new markets entered, Marketing & Distribution expenses were significantly reduced as a percentage of sales, owing to strong topline growth. Research & Development investments increased 27%, mainly due to product developments and funding for the R&D center in Vienna. Legal fees and provisions for defending patent challenges led to a 38% increase in General & Administration expenses. The dynamic sales trend, improvement of gross margin, and the reduction in functional costs as a proportion of sales lifted the operating margin 3 percentage points to 14.5%.

OTC

Sales

Sales of OTC (over-the-counter) medicines reached CHF 2.4 billion (USD 1.5 billion), one percent off the previous year's level in local currencies (-7% in CHF).

Excluding terminated, acquired and transferred businesses, underlying sales grew 3% in local currencies, driven by the key brands Lamisil (antifungal), Voltaren (analgesic), Otrivin (nasal decongestant) and Nicotinell/Habitrol (smoking cessation). The growth of these products compensated for the weak cough and cold season in North America and a drop in Calcium Sandoz sales in Europe and Mexico.

Operating income

Operating income dropped 17% to CHF 374 million (USD 241 million), largely as a result of expenses due to the reorganization of the Consumer Health Division and the OTC Business Unit, partially offset by productivity gains and product-mix improvements. In addition, Marketing & Distribution expenses fell, mainly due to the discontinuation of the KAO agreement in Japan. The operating margin declined 1.9 percentage points to 15.9%.

Animal Health

Sales

Sales were up 10% in local currencies (1% in CHF) to CHF 0.97 billion (USD 0.63 billion), driven by double-digit growth in the LATAM region and the US, where the vaccine businesses acquired in January were the main contributors. Overall, acquisitions contributed approximately 6 percentage points to sales growth.

The companion animal franchise was driven by strong sales of Interceptor (worm treatment) and Fortekor (heart/kidney failure), complemented by a number of new launches in key markets. The product range was strengthened by the addition of Milbemax (intestinal parasites in cats and dogs), as well as Atopica (atopic dermatitis in dogs) and Deramaxx (pain control in dogs), which both marked entries into new therapeutic areas.

Sales in the farm animal franchise grew dynamically, driven by the therapeutic anti-infectives, a strong performance in the LATAM region and the recovery in the UK from the foot and mouth epidemic of 2001. In Australia, prolonged drought severely reduced livestock numbers, which could affect the regional business beyond 2002.

The acquisition of Grand Labs and Immtech in the US boosted the vaccines and aquahealth franchise, which posted a strong rise in sales and now contributes 8% of the Business Unit's revenues.

Operating income

Operating income rose 4% to CHF 144 million (USD 93 million), leading to an operating margin of 14.8%, in spite of acquisition-related costs and the exchange rate effects. As a percentage of sales, Research & Development investments were maintained at their prior year levels and efficiency improvements in Marketing & Distribution more than absorbed the cost of new product launches.

Medical Nutrition (including Nutrition & Santé)

Sales

Medical Nutrition and Nutrition & Santé sales grew 4% in local currencies (-1% in CHF) to CHF 1.1 billion (USD 0.7 billion).

Medical Nutrition posted mid single-digit growth as double-digit sales growth in Europe was offset by the decrease in wholesaler inventory levels in the US. Sales continue to be led by the strong performance of Enteral Nutrition (Isosource and Novasource). Additional sales impetus came from the Medical Food franchise (Resource), which continued to benefit from the expansion of the home-care channel.

The Health Food & Slimming and Sports Nutrition businesses have been reorganized into a stand-alone unit, Nutrition & Santé, to optimize their business potential and to prepare for future divestment.

Operating income

Full-year operating income amounted to CHF 6 million (USD 4 million) compared with CHF 87 million (USD 56 million) in 2001, and was impacted by divestment-related restructuring charges of CHF 40 million (USD 26 million) and a one-time provision for potential value-added, tax charges in Germany. Excluding the exceptional items, which totaled CHF 66 million (USD 43 million), the operating income would have been CHF 72 million (USD 46 million), leading to an operating margin of 6.5%.

Infant & Baby

Sales

Infant & Baby sales grew above the industry average, climbing 3% in local currencies (-7% in CHF) to CHF 2.1 billion (USD 1.3 billion). The main contributor was Gerber, which increased market share in the US by almost 3 percentage points compared with 2001. Sales growth was spurred by innovations in the Juice, Graduates, and Tender Harvest lines and the outstanding success of Lil' Entrées, a new line of microwavable convenience trays targeted at the rapidly-growing toddler segment. Gerber's revenues from this segment were up 5%.

Innovations, such as convenient spill-proof cups, helped the Baby Care franchise to achieve a record share of its market segment, despite intense competition. Meanwhile, Gerber Wellness posted strong sales growth of 7%, lifted by the successful relaunch of its infant skin care line.

Operating income

Operating income dropped 9% to CHF 355 million (USD 229 million), owing to one-off goodwill impairment charges of CHF 39 million. As a result, the operating margin fell 0.3 percentage points to 17.1%. Excluding these exceptional charges, operating margin would have been 19.0%.

CIBA Vision

Sales

CIBA Vision sales increased 6% in local currencies (-1% in CHF) to CHF 1.8 billion (USD 1.1 billion), driven by the high volume lens business, which outpaced the market and more than compensated for the foreseen decline in specialty lenses and lens care products.

Focus DAILIES and NIGHT & DAY contact lenses continued to perform dynamically, leading their respective categories of daily disposables and continuous wear. FreshLook colored lenses remained strong category leaders, underpinned by growing demand and the launch in several countries of FreshLook Radiance, which gained FDA approval in December. Focus DAILIES Toric, the world's first and only daily disposable contact lens for the correction of astigmatism, was launched in several European countries and is in the process of being introduced in the US.

The lens care franchise continued to compete in a shrinking market mainly in the US. Sales declined, but were underpinned by other regions and the rollout of FreshLook Care in Japan.

The ophthalmic surgical business was lifted by several innovative products including VisThesia, a combination viscoelastic gel and anesthetic, intended to help shorten cataract surgeries, Vivarte PRESBYOPIC phakic refractive lens, and an improved convenient injector system for the PRL phakic refractive lens. In August, CIBA Vision obtained exclusive marketing rights in the US and Canada for the Ex-PRESS mini glaucoma shunt, an innovative and minimally invasive surgical treatment for glaucoma.

Operating income

Full-year operating income rose 5% to CHF 183 million (USD 118 million). Investments in Marketing & Distribution were increased to power new launches and advertising campaigns mainly in the US. Research & Development investments increased to support the development of new products and lens production technology. The fact that costs in 2001 related to the integration of Wesley Jessen did not recur in 2002, combined with synergies from the integration and a stability in cost of goods sold, all contributed to a lift in operating margin from 9.7% to 10.4%.

Divested Health & Functional Food Activities

In November, the Food & Beverage business (including the Ovaltine, Caotina and Lacovo brands) was successfully divested to Associated British Foods for CHF 402 million (USD 259 million). Sales up to divestment totaled CHF 325 million (USD 210 million).

The operating income comprises a divestment gain of CHF 205 million (USD 132 million) arising on the divestment of the Food & Beverage business and the normal operating income from these activities of CHF 40 million (USD 26 million), offset by CHF 29 million (USD 19 million) of goodwill impairment charges in connection with this divestment.

Corporate

Corporate income, net

This includes the costs of corporate management, income resulting from charging share and share option plan costs to the operating companies, and pension income. Net corporate income increased CHF 94 million (USD 61 million) in comparison with the previous year.

Income from associated companies

In total, associated companies contributed an expense of CHF 10 million (USD 6 million). Novartis' 42% stake in Chiron Corporation contributed CHF 167 million (USD 108 million) of income.

In the course of 2002, the Group acquired, as a long-term financial investment, a further 11.4% of the voting shares of Roche Holding AG for CHF 2.9 billion (USD 1.9 billion), bringing its total stake to 32.7% of the voting shares or 6.2% of the total shares and equity securities.

Financial income, net

A lower but nevertheless attractive level of financial income net, totaling CHF 949 million (USD 612 million), was generated in a difficult environment due to good currency management and equity strategies. Gross financial income of CHF 1144 million (USD 738 million), including net income on options and forward contracts and deducting other financial expense, was CHF 408 million (USD 263 million) lower than in 2001 because the average level of liquidity and interest rates were substantially reduced in 2002. This was partially offset by lower interest expense of CHF 301 million (USD 194 million) compared with CHF 367 million in 2001, and by net currency hedging gains of CHF 106 million (USD 68 million). The net currency gain was due to currency hedging gains of CHF 380 million (USD 245 million), mainly from US dollar and Japanese yen positions, partially offset by losses in emerging markets.

Strong balance sheet

Novartis maintained the strength of its balance sheet at 31 December 2002 and continues to be rated AAA by Standard & Poors and Moody's.

In July, a third share buy-back program was initiated to repurchase shares via a second trading line on the SWX Swiss Exchange for up to a total of CHF 4 billion. On 31 December, approximately 24.6 million shares had been repurchased for a total of CHF 1.5 billion. If approved by the shareholders, the repurchased shares will be cancelled in order to reduce the Group's issued share capital. In addition, a net 55.4 million shares were acquired on the first trading line for CHF 3.6 billion. This amount was offset by CHF 0.3 billion as a result of share transactions for an acquisition and for the conversion of debt to equities.

On the other hand, the Group was able to benefit from its AAA rating to increase liquidity reserves by issuing additional long-term debt at relatively low rates. In November, a highly successful EUR 1 billion, five-year, bond issue was launched and the proceeds were swapped into Yen at an all-in fixed rate of 0.23% per annum.

The Group's equity decreased CHF 2.6 billion to CHF 39.7 billion at 31 December 2002 compared with the year end 2001, as net income (CHF 7.3 billion) only partially offset dividend payments (CHF 2.3 billion), the acquisition of treasury shares (CHF 4.8 billion), translation losses (CHF 1.5 billion) and a reduction of CHF 1.3 billion, principally due to a reduction in the fair value reserve for marketable securities and for cash-flow hedges.

Total financial debts fell CHF 0.9 billion on account of the conversion of CHF 1.2 billion of convertible debt and a reduction of other short-term debt which was partially offset by the EUR 1.0 billion straight bond issue. As a result of this, the year-end debt/equity ratio fell from 0.21:1 in 2001 to 0.20:1 in 2002.

Double-digit increase in cash flow

The cash flow from operating activities increased 11% (CHF 820 million) to CHF 8.2 billion mainly as result of higher net income, coupled with the fact that a higher portion of expenses were non-cash items. Depreciation, amortization and impairments charges increased by CHF 0.3 billion to CHF 2.1 billion. Although the total tax charge increased by CHF 50 million, taxes paid were CHF 181 million lower than in 2001.

Cash outflow due to investing activities was CHF 4.5 billion, only marginally below 2001. CHF 4.2 billion were spent to increase the strategic investment in Roche and for the acquisition of Lek. The investment in tangible fixed assets accounted for CHF 1.7 billion. The net proceeds from the sale of marketable securities totaled CHF 0.7 billion and the proceeds from the sale of the Food & Beverage business was CHF 0.4 billion.

Cash flow used for financing activities was CHF 6.6 billion. CHF 5.1 billion was spent on the acquisition of treasury shares and CHF 2.3 billion on dividend payments. The issue of a EUR 1 billion bond and the repayment of loans led to a net inflow of CHF 0.8 billion.

The free cash flow, excluding the impact of the acquisitions of the Roche stake, Lek and marketing product rights increased 10% from CHF 4.1 billion to CHF 4.5 billion.

Overall, liquidity (cash, cash equivalents and marketable securities including financial derivatives) amounted to CHF 17.6 billion at 31 December 2002. After deducting financial debt net liquidity thus remains high at CHF 9.8 billion.

Annual Report

Details of Novartis 2002 performance, including Human Resources, Corporate Governance, Health Safety and Environmental Protection reports can be found in the Group's Annual Report, published today on http://www.novartis.com.

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "foreseen", "will", "Outlook", "foresees", "expected to", "intends", or similar expressions, or express or implied discussions regarding potential future sales of existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that existing products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Reporting Dates in 2003

15 April 2003	First-quarter results
21 July 2003	First-half and second-quarter results
20 October 2003	Nine-month and third-quarter results

Consolidated income statements (audited)

Full year

	2002 CHF m	2001 CHF m		Change in
				CHF m	%

Total sales	32 412	31 643	(1)	769	2
Cost of goods sold	-7 618	-7 886		268	-3
Gross profit	24 794	23 757		1 037	4
Marketing & Distribution	-10 987	-10 703	(1)	-284	3
Research & Development	-4 339	-4 189		-150	4
General & Administration	-1 581	-1 588		7	—
Operating income	7 887	7 277		610	8
Result from associated companies	-10	139		-149
Financial income, net	949	1 067		-118	-11
Income before taxes and minority interests	8 826	8 483		343	4
Taxes	-1 490	-1 440		-50	3
Minority interests	-23	-19		-4	21

Net income	7 313	7 024		289	4

Fourth quarter (unaudited)

	2002 CHF m	2001 CHF m		Change in
				CHF m	%

Total sales	8 165	8 259	(1)	-94	-1
Cost of goods sold	-1 802	-2 082		280	-13
Gross profit	6 363	6 177		186	3
Marketing & Distribution	-2 716	-2 749	(1)	33	-1
Research & Development	-1 171	-1 122		-49	4
General & Administration	-508	-382		-126	33
Operating income	1 968	1 924		44	2
Result from associated companies	-38	39		-77
Financial income, net	113	-82		195
Income before taxes and minority interests	2 043	1 881		162	9
Taxes	-337	-273		-64	23
Minority interests	4	4		0	—

Net income	1 710	1 612		98	6

(1)
Due to new accounting rules, 2001 sales have been restated to reflect a change in the classification of certain sales incentives and discounts to retailers. This restatement amounted to a sales reduction of CHF 395 million in 2001 (CHF 95 million in the fourth quarter) with a corresponding reduction in Marketing & Distribution expenses.

All USD figures are convenience translations of CHF into USD at a rate of 1.55. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

Condensed consolidated balance sheets (audited)

	31 Dec. 2002 CHF m	31 Dec. 2001 CHF m	Change CHF m

Assets
Total long-term assets	33 984	32 585	1 399

Current assets
Inventories	4 159	4 112	47
Trade accounts receivable	5 190	5 349	-159
Other current assets	2 264	2 563	-299
Cash, short-term deposits and marketable securities	17 605	22 152	-4 547

Total current assets	29 218	34 176	-4 958

Total assets	63 202	66 761	-3 559

Equity and liabilities
Total equity	39 682	42 245	-2 563

Long-term liabilities (including minority interests)
Financial debts	3 831	2 500	1 331
Other long-term liabilities	8 077	7 819	258
Total long-term liabilities	11 908	10 319	1 589
Short-term liabilities
Trade accounts payable	1 778	1 809	-31
Financial debts and derivatives	3 988	6 177	-2 189
Other short-term liabilities	5 846	6 211	-365
Total short-term liabilities	11 612	14 197	-2 585

Total liabilities	23 520	24 516	-996

Total equity and liabilities	63 202	66 761	-3 559

Condensed consolidated cash flow statements and change in liquidity (audited)

	2002 CHF m	2001 CHF m	Change CHF m

Net income	7 313	7 024	289
Reversal of non-cash items
Taxes	1 490	1 440	50
Depreciation, amortization and impairments	2 076	1 780	296
Net financial income	-949	-1 067	118
Other	-487	-588	101

Net income adjusted for non-cash items	9 443	8 589	854
Interest and other financial receipts	676	737	-61
Interest and other financial payments	-271	-391	120
Taxes paid	-1 196	-1 377	181

Cash flow before working capital and provision changes	8 652	7 558	1 094
Restructuring payments and other cash payments out of provisions	-317	-421	104
Change in net current assets and other operating cash flow items	-173	205	-378

Cash flow from operating activities	8 162	7 342	820

Investments in tangible fixed assets	-1 661	-1 351	-310
Increase in marketable securities, intangible and financial assets	-2 794	-3 324	530

Cash flow used for investing activities	-4 455	-4 675	220

Cash flow used for financing activities	-6 617	-354	-6 263

Translation effect on cash and cash equivalents	-99	31	-130

Change in cash and cash equivalents	-3 009	2 344	-5 353

Change in marketable securities, financial debt and financial derivatives	-680	-3 464	2 784

Change in net liquidity	-3 689	-1 120	-2 569
Net liquidity at 1 January	13 475	14 595	-1 120

Net liquidity	9 786	13 475	-3 689

Free cash flow	4 463	4 073	390

Consolidated changes in equity (audited)

	2002 CHF m	2001 CHF m	Change CHF m

Consolidated equity at 1 January	42 245	38 908	3 337
Dividends	-2 294	-2 194	-100
Acquisition of treasury shares, net	-4 848	-3 848	-1 000
Translation effects	-1 536	-637	-899
Net income	7 313	7 024	289
Other equity movements	-1 198	2 992	-4 190

Consolidated equity at 31 December	39 682	42 245	-2 563

Share information

	2002	2001

Average number of shares outstanding (million)	2 515.3	2 571.7
Basic earnings per share (CHF)	2.91	2.73
Diluted earnings per share (CHF)	2.84	2.72
	31 Dec. 2002	31 Dec. 2001

Registered share price (CHF)	50.45	60.00
ADS price (USD)	36.73	36.50
Market capitalization (CHF billion)	124.9	152.9

Principal currency translation rates

	Average rates 2002 CHF	Average rates 2001 CHF	Period-end rates 31 Dec. 2002 CHF	Period-end rates 31 Dec. 2001 CHF

1 USD	1.55	1.69	1.40	1.68
1 EUR	1.47	1.51	1.46	1.48
1 GBP	2.33	2.43	2.25	2.43
100 JPY	1.24	1.39	1.17	1.28

Notes to the financial report for the year ended 31 December 2002

1.    Basis of preparation

The 2002 Annual Report has been prepared in accordance with International Accounting Standards.

2.    Changes in the scope of consolidation

The following significant changes were made during the years to 31 December 2002 and 2001:

2002

Animal Health

In January, the Business Unit completed the acquisition of two US farm animal vaccine companies, Grand Laboratories Inc., Iowa and ImmTech Biologies Inc., Kansas. The combined 2001 revenues were approximately CHF 55 million and the combined purchase price is a minimum of CHF 168 million of which CHF 133 million was settled in Novartis American Depositary Shares. The final purchase price may increase depending on whether certain future sales and other targets are met.

Medical Nutrition—including Health & Functional Food (H&FF)

The sale of the Food & Beverage portion of the H&FF businesses to Associated British Foods for CHF 402 million was completed in November. The divested businesses' sales were CHF 325 million in 2002.

Generics

In November, 99% of the shares of Lek, Slovenia's leading drug-maker, were acquired for approximately CHF 1.3 billion. The acquisition opens up a leading position for Generics in the fast growing Eastern Europe market. Only a provisional balance sheet has been included in the 31 December 2002 consolidated financial statements. Lek sales will be consolidated as of 1 January 2003.

Corporate

In the course of 2002, the Group increased its stake in Roche Holding AG voting shares by 11.4%, bringing its overall stake to 32.7%. In total at 31 December 2002 the Group owned 6.2% of Roche's total shares and equity securities.

2001

Generics

In January, Generics acquired the generic business line in the USA of Apothecon Inc. from Bristol Myers Squibb, and acquired BASF's European generics activities. In April, Generics acquired Labinca SA, Buenos Aires, Argentina and Lagap Pharmaceuticals Ltd., UK.

Corporate

During 2001, the Group acquired 21.3% of the voting shares of Roche Holding AG, which represented 4.0% of its total shares and equity securities.

3.    Significant differences between IAS and United States Generally Accepted Accounting Principles

The Group's consolidated financial statements have been prepared in accordance with IAS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

	2002 CHF m	2001 CHF m

Net income under IAS	7 313	7 024
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-456	-321
Purchase accounting: other acquisitions	-462	-279
Purchase accounting: IAS goodwill amortization	218
Available-for-sale securities and derivative financial instruments	-423	-511
Pension provisions	38	-310
Share-based compensation	-185	-38
Consolidation of share-based compensation foundations	-31	-37
In-process Research & Development	-145	-31
Deferred taxes	-16	-936
Other	-165	28
Deferred tax effect on US GAAP adjustments	219	114

Net income under US GAAP	5 905	4 703

	31 Dec. 2002 CHF m	31 Dec. 2001 CHF m

Equity under IAS	39 682	42 245
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	4 370	4 826
Purchase accounting: other acquisitions	4 230	5 549
Purchase accounting: IAS goodwill amortization	218
Pension provisions	1 507	1 431
Share-based compensation	-220	-58
Consolidation of share-based compensation foundations	-686	-939
Deferred taxes	-765	-621
In-process Research & Development	-1 380	-1 392
Other	-50	102
Deferred tax effect on US GAAP adjustments	-260	-396

Equity under US GAAP	46 646	50 747

Basic earnings per share under US GAAP (CHF)	2.44	1.90

Diluted earnings per share under US GAAP (CHF)	2.39	1.90

Supplementary tables: 2002—Sales of top twenty pharmaceutical products

		US		Rest of world		Total		% change
Brands	Therapeutic area	CHF m	% change in local currencies	CHF m	% change in local currencies	CHF m	USD m	in CHF	in local currencies

Diovan/Co-Diovan	Hypertension	1 212	40	1 368	58	2 580	1 665	37	49
Neoral/Sandimmun	Transplantation	426	-12	1 181	-2	1 607	1 037	-12	-5
Lamisil (group)	Fungal infections	653	-3	702	12	1 355	874	-4	4
Lotrel	Hypertension	1 011	35			1 011	652	24	35
Gleevec/Glivec	Chronic myeloid leukemia	330	103	623	741	953	615	271	303
Sandostatin (group)	Acromegaly	439	39	504	12	943	608	16	23
Voltaren (group)	Inflammation/pain	18	-18	907	-3	925	597	-13	-3
Lescol	Cholesterol reduction	405	13	491	23	896	578	10	18
Zometa	Cancer complications	562	N/A	196	N/A	758	489	N/A	N/A
Cibacen/Lotensin/Cibadrex	Hypertension	523	14	191	-4	714	461	1	9

Top ten products total		5 579	35	6 163	28	11 742	7 576	22	32
Miacalcic	Osteoporosis	371	-9	241	-4	612	395	-13	-7
Tegretol (incl. CR/XR)	Epilepsy	189	-22	376	1	565	365	-17	-8
Leponex/Clozaril	Schizophrenia	186	-12	315	8	501	323	-7	0
Exelon	Alzheimer's disease	259	28	213	24	472	305	17	26
Visudyne	Macular degeneration	259	19	184	40	443	286	18	27
HRT range	Hormone replacement	215	5	222	-10	437	282	-10	-3
Trileptal	Epilepsy	331	111	102	49	433	279	73	91
Aredia	Cancer complications	125	-84	303	-27	428	276	-66	-64
Foradil	Asthma	36	136	371	4	407	263	4	10
Famvir*	Viral infections	244	17	99	7	343	221	6	14

Top twenty products total		7 794	15	8 589	19	16 383	10 571	9	17
Rest of portfolio		1 120	-6	3 499	0	4 619	2 979	-9	-1

Total		8 914	12	12 088	13	21 002	13 550	4	13

* 2001 restated because of transfers to other sectors
N/A—not applicable as no or insignificant prior year sales

All USD figures are convenience translations of CHF into USD at a rate of 1.55. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

Supplementary tables: Fourth quarter 2002—Sales of top twenty pharmaceutical products

		US		Rest of world		Total		% change
Brands	Therapeutic area	CHF m	% change in local currencies	CHF m	% change in local currencies	CHF m	USD m	in CHF	in local currencies

Diovan/Co-Diovan	Hypertension	292	19	414	61	706	455	28	40
Neoral/Sandimmun	Transplantation	84	-21	282	-6	366	236	-17	-10
Lamisil (group)	Fungal infections	172	14	185	17	357	230	6	16
Lotrel	Hypertension	250	24			250	161	12	24
Gleevec/Glivec	Chronic myeloid leukemia	87	59	205	296	292	188	150	173
Sandostatin (group)	Acromegaly	102	45	122	8	224	145	13	22
Voltaren (group)	Inflammation/pain	10	189	219	-4	229	148	-13	-1
Lescol	Cholesterol reduction	109	1	139	15	248	160	0	8
Zometa	Cancer complications	177	N/A	76	N/A	253	163	N/A	N/A
Cibacen/Lotensin/Cibadrex	Hypertension	119	21	47	-1	166	108	4	14

Top ten products total		1 402	31	1 689	30	3 091	1 994	19	31
Miacalcic	Osteoporosis	62	-22	59	-10	121	78	-24	-17
Tegretol (incl. CR/XR)	Epilepsy	44	-29	92	0	136	88	-23	-11
Leponex/Clozaril	Schizophrenia	49	-1	83	8	132	85	-4	5
Exelon	Alzheimer's disease	66	59	58	39	124	80	36	49
Visudyne	Macular degeneration	59	8	52	39	111	72	10	20
HRT range	Hormone replacement	33	-31	51	-17	84	54	-31	-24
Trileptal	Epilepsy	107	113	28	36	135	87	69	89
Aredia	Cancer complications	-5	-102	59	-34	54	35	-81	-80
Foradil	Asthma	5	-33	96	2	101	65	-6	-1
Famvir*	Viral infections	59	17	24	15	83	54	6	16

Top twenty products total		1 881	12	2 291	21	4 172	2 692	6	17
Rest of portfolio		291	-17	860	-2	1 151	742	-15	-7

Total		2 172	7	3 151	14	5 323	3 434	1	11

* 2001 restated because of transfers to other sectors
N/A—not applicable as no or insignificant prior year sales

All USD figures are convenience translations of CHF into USD at a rate of 1.55. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

Supplementary tables: Sales by region

	2002		2001	% change		2002 % of total	2001 % of total
	USD m	CHF m	CHF m	CHF	local currencies

Pharmaceuticals
US	5 751	8 914	8 636	3	12	42	43
Rest of world	7 799	12 088	11 545	5	13	58	57

Total	13 550	21 002	20 181	4	13	100	100

Generics
US	701	1 086	789	38	50	39	32
Rest of world	1 111	1 723	1 644	5	13	61	68

Total	1 812	2 809	2 433	15	25	100	100

OTC
US	485	752	832	-10	-2	32	33
Rest of world	1 037	1 607	1 706	-6	-1	68	67

Total	1 522	2 359	2 538	-7	-1	100	100

Animal Health
US	235	364	331	10	19	37	34
Rest of world	391	607	631	-4	5	63	66

Total	626	971	962	1	10	100	100

Medical Nutrition(1)
US	257	398	446	-11	-3	28	29
Rest of world	668	1 036	1 069	-3		72	71

Total	925	1 434	1 515	-5	-1	100	100

Infant & Baby
US	1 051	1 629	1 693	-4	4	79	76
Rest of world	288	446	534	-16	-4	21	24

Total	1 339	2 075	2 227	-7	3	100	100

CIBA Vision
US	445	690	760	-9	-2	39	43
Rest of world	692	1 072	1 027	4	11	61	57

Total	1 137	1 762	1 787	-1	6	100	100

Consumer Health
US	3 174	4 919	4 851	1	10	43	42
Rest of world	4 187	6 491	6 611	-2	5	57	58

Total	7 361	11 410	11 462		7	100	100

Group
US	8 925	13 833	13 487	3	11	43	43
Rest of world	11 986	18 579	18 156	2	10	57	57

Total	20 911	32 412	31 643	2	11	100	100

(1)
Including Nutrition & Santé and divested activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: January 24, 2003	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting and Accounting

QuickLinks

  Novartis meets full-year double-digit sales growth objective with strong operating performance in 2002
  Consolidated key figures
  Sales by division and business unit
  Operating income by division and business unit
  Pharmaceuticals Division
  Consumer Health Division
  OTC
  Animal Health
  Medical Nutrition (including Nutrition & Santé)
  Infant & Baby
  CIBA Vision
  Corporate
  Reporting Dates in 2003
  Consolidated income statements (audited)
  Condensed consolidated balance sheets (audited)
  Condensed consolidated cash flow statements and change in liquidity (audited)
  Consolidated changes in equity (audited)
  Share information
  Principal currency translation rates
  Notes to the financial report for the year ended 31 December 2002
  Supplementary tables: 2002—Sales of top twenty pharmaceutical products
  Supplementary tables: Fourth quarter 2002—Sales of top twenty pharmaceutical products
  Supplementary tables: Sales by region
SIGNATURES